Ashford Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas  75254

October 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C.  20549

Attention:  Mr. Josh Lobert, Office of Real Estate and Commodities

Re:                             Registration Statement on Form S-3 (No. 333-227729) of Ashford Inc.

Dear Mr. Lobert:

On behalf of Ashford Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to October 15, 2018, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Richard M. Brand of Cadwalader, Wickersham & Taft LLP at (212) 504-5757.

Very truly yours,

ASHFORD INC.

By:	/S/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Executive Vice President, General Counsel and Secretary

cc:           Richard M. Brand, Cadwalader, Wickersham & Taft LLP